UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated March 31, 2014.	3

2.	Press Release, dated March 31, 2014.	4

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores), Grifols, S.A. (“Grifols”) hereby notifies the National Securities Market Commission of the following

RELEVANT EVENT

On 28 March 2014, the Japanese Red Cross Society (JRC) signed a seven-year agreement to use Grifols’ Procleix nucleic acid blood screening systems to screen the nation’s blood supply (approximately 5.3 million donations each year) for viral diseases such as HIV and Hepatitis prior to their release for medical use. The total 7 year agreement value approaches $375,000,000 (€274,000,000), at current exchange rates, in products and services to Grifols. Following Grifols’ acquisition of the blood transfusion testing unit of Novartis in January 2014 (which did business as “Novartis Diagnostics”), the agreement has been executed through the legal entity of Novartis Pharma KK, which has been designated for this purpose as the Grifols distributor in Japan. Procleix products are jointly developed with long-standing NAT development partner Hologic (formerly Gen-Probe).

In Barcelona, 31 March 2014

Raimon Grifols Roura
Secretary to the Board of Directors

Grifols, S.A. - Jesus y Maria, 6 - 08022 Barcelona - ESPAÑA - N.I.F. A-58389123 - Reg, Mer. Barcelona, Tomo 8620, Libro Sdes, 7864, Sección 2’, Folio 119, Hoja 100.509, Inscrip, 1.”

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.

MEDIA RELEASE  •  COMMUNICADO DE PRENSA  •  プレスリリース

Japanese Red Cross selects Grifols as partner for nucleic acid screening of nation’s blood supply

•                 Japanese Red Cross will use the Procleix® Panther® platform to screen approximately 5.3 million blood donations each year for HIV and Hepatitis viruses.

Barcelona, March 31, 2014: Grifols (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS), a global healthcare company leader in lifesaving plasma therapies and in transfusion medicine, today announced that it was selected by the Japanese Red Cross Society (JRC) to be its partner in nucleic acid screening of the country’s 5.3 million annual blood donations. Under the terms of the 7-year agreement, Grifols will provide the JRC with its newest automation platform, the Procleix® Panther®System and associated assays, which the JRC will use to screen blood donations for HIV and Hepatitis viruses prior to their release for medical use.

“We are deeply honoured to be selected by the Japanese Red Cross Society as a partner in this essential area of public health,” said Carsten Schroeder, Head of Sales & marketing Diagnostic division at Grifols. “The Procleix® Panther®System reflects our commitment to delivering innovative solutions that protect patients and increase laboratory efficiency.”

The JRC selected the Grifols Procleix® Panther®System after an extensive in-house evaluation of commercially available systems against a range of performance criteria, including the efficiency of testing each blood donor sample separately (called individual donor testing, or IDT) rather than in pools.

The JRC will perform IDT using the Procleix® Ultrio Elite® assay for detection of HIV Types 1 and 2 and Hepatitis virus Types B and C in a single multiplex assay. In addition, following its history of setting new standards in blood safety, the JRC will be the world’s first blood centre to address emerging concerns about Hepatitis E virus (HEV) by testing donations in the Hokkaido region with the new Procleix® HEV assay.

Since its commercial launch in late 2012, the Procleix® Panther System has been placed in more than 60 blood screening laboratories around the world. The fully automated system features a very small footprint, simple touch-screen operation, the ability to test samples as they arrive in the lab (called “continuous loading”) or in batches. The system also features immediate access to results as they become available, simplified daily start-up, reporting of results directly to the laboratory information system (LIS), and automated scheduled maintenance. In addition to the Procleix® Elite® and Procleix® HEV assays, the system can run the Procleix® WNV assay for detection of West Nile virus.

The Grifols Procleix brand products are developed as part of a long-standing partnership with Hologic (formerly Gen-Probe).

About Grifols

Grifols is a global healthcare company with a 70-year legacy of improving people’s health and well being through the development of life-saving plasma medicines, diagnostics systems, and hospital pharmacy products. Thecompany is present in more than 100 countries worldwide and is headquartered in Barcelona, Spain.

With a network of 150 plasma donor centers in the U.S., Grifols is a leader in plasma collection, and a leading producer of plasma-derived biological medicines. The company also provides a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks and transfusion centers, and is a recognized leader in transfusion medicine. In January 2014, Grifols acquired the Novartis Diagnostics business, strengthening the international presence of its Diagnostics division and its leadership in transfusion medicine.

In 2013, sales exceeded 2,740 million euros with a headcount of 13,200 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF).  Its non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information, visit www.grifols.com

About the Japanese Red Cross Society

In addition to its many activities, the Japanese Red Cross Society, in cooperation with the national government and local authorities, promotes nation-wide blood donation to ensure a continuous supply of the blood products that are essential for medical treatment. Through the generous cooperation of approximately 5.3 million people, the JRC secures required quantities of blood products and delivers them to medical institutions across the country. The donated blood saves approximately 1.2 million people annually. The agency was one of the first blood centres in the world to implement nucleic acid screening of its blood supplies.  For more information, please visit www.jrc.or.jp/english

MEDIA INQUIRIES:

Grifols’ Press Office

Raquel Lumbreras

Email: raquel_lumbreras@duomocomunicacion.com

Borja Gómez

Email: borja_gomez@duomocomunicacion.com

Tel. +34 91 311 92 89 -  91 311 92 90

Cell. +34 659 57 21 85 - 650 40 22 25

Japanese Red Cross Society

Mr.RikizoTaira

+81 (3) 3437-7204

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: March 31, 2014